Invest in Cornbread Hemp™

USDA-Certified Organic CBD

Alcohol · Main Street · Retail · PBC and B Corps · Product

CORNBREADHEMP.COM LOUISVILLE KENTUCKY





Cornbread Hemp's story starts in 1775 with the first hemp crop planted in Kentucky. After WW2, a group of outlaws known as the Cornbread Mafia kept these hemp traditions alive until in the 1980s, when they were arrested across 10 states with 200 tons of marijuana. Through this story, Cornbread Hemp brings authenticity to the CBD industry.

Jim Higdon Co-founder & CEO @ Cornbread Hemp™

Why you may want to invest in us...

1. Averaging $4-6K in monthly profits since the $100K initial investment 1 year ago.
2. Kentucky's first-ever provider of USDA organic cannabidiol (CBD) products.
3. Sold in over 100 retail stores in 10 states.
4. 52% Revenue Growth from 2019 to 2020
5. Certified by United States Department of Agriculture (USDA).
6. **Lead Investor**: Larry Doyle invested $100,000

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jim Higdon

Co-founder & CEO

Eric graduated with a BA in accounting and an MBA from Bellarmine University in Louisville, Kentucky. Since graduation, Eric helped launch two other e-commerce companies which gave him the self confidence and vision needed to start Cornbread Hemp.



Jim Higdon

Co-founder & CCO

Jim published his first book, The Cornbread Mafia, in 2012. He became a successful journalist writing for POLITICO and the Washington Post. While reporting on the 2018 Farm Bill, he saw an opportunity to create a new hemp company the right way.



Jon Katz

Marketing Board Advisor

As the Chief Marketing Officer of Fanchest, Jon oversaw the startup's growth from $100K to $10M over three years before his exit in 2019.



Dr. Leslie Mudd

Pharmaceutical & Medical Research Board Advisor

Dr. Mudd led the oncology pharmacy team at the James Graham Brown Cancer Center at the University of Louisville Hospital.



Kathleen Gonzalez

Public Relations Coordinator



Kristina Johns

Social Media Coordinator



Evan Matthews

Web Design & Photography



David King

Director of Sales

In the news

Downloads

Cornbread Hemp Investor Presentation - Mar 2020.pdf

The Story of Cornbread Hemp

We founded Cornbread Hemp to create an authentic CBD brand that offered USDA organic Kentucky-grown hemp wellness products to American consumers. In our very first year we did over $250,000 in revenue, achieved profitability, received over 250 online reviews, and got onto the shelves of more than 100 retailers across 10 states.



TRACTION
A FEW OF OUR 250
REVIEWS:
"I have been using Cornbread Hemp's whole plant CBD for several weeks and I am loving the results. My pain is less and rest is more." - Amy B.
"After a week of using the oil, I could tell a remarkable difference!" - Cathy U.
CORNBREAD
$250,000 FY1 Revenue
66% GROSS MARGIN, PROFITABLE Q4
OVER 250 ONLINE PRODUCT REVIEWS
DISTRIBUTION TO OVER 100 RETAILERS IN 10 STATES
MEDIA & DIGITAL PRESENCE (FIRST PAGE ON GOOGLE FOR USDA ORGANIC CBD OIL, NEWS STORIES)
RETAIL STORE MAP

Deep Kentucky roots

For centuries, Kentucky has enjoyed a reputation as the producer of the world's finest bourbon, fastest race horses, and outdoor-grown cannabis, even when it wasn't legal.

Now that hemp has been legalized under federal law, our vision to create a top-shelf hemp-derived CBD brand that exemplifies Kentucky's excellence is finally a reality.



Our co-founder Jim Higdon (pictured left) literally wrote the book on the history of Kentucky cannabis in The Cornbread Mafia, a best-selling nonfiction book that tells the story of 70 men who arrested on 30 farms with 200 tons of marijuana in the late 1980's.

We named our company Cornbread Hemp to honor that tradition in an industry that generally lacks brand depth and authenticity.

Market growth and future outlook

The market for Cornbread Hemp products are growing in a number of ways. For starters, the CBD market is poised to grow into a $20 billion industry by 2027.

The anxiety relief market is worth $42 billion a year, and considering the anxiety caused currently by the COVID-19 crisis, we can expect the anxiety relief market to grow as well.

With the USDA organic seal on our products, Cornbread Hemp also participates in the organic market, valued at $50 billion a year.



MARKET
GROWTH
CBD MARKET
GROWTH PROJECTION
CAGR 27.7%
2019
USD
1.32
Billion
2027
USD
20.84
Billion
ORGANIC MARKET
JUNE 10, 2019 — USDA certified organic market is worth $50 BILLION A YEAR.
PAIN RELIEF MARKET
JANUARY 2020 — The global market for non-opioid pain treatments should grow from $13.8 billion in 2019 to $31.8 BILLION BY 2024 at a compound annual growth rate (CAGR) of 18.3% for the period of 2019-2024.
ANXIETY RELIEF MARKET
The Anxiety and Depression Association of America reported that approximately 40 million people in the U.S. are suffering from anxiety disorders, and treating these patients costs around $42 BILLION EACH YEAR.
* These are forward looking figures that cannot be guaranteed. *
CORNBREAD

Our journey to USDA certified organic CBD products

Starting on a shoe-string budget funded by a seed investment of $100,000, we shipped our first CBD products in April 2019. That December we became the first company to offer USDA certified organic CBD oil from Kentucky hemp.

That success was built upon a lean operation and an aggressive timeline. As the only Kentucky company to offer USDA certified organic CBD products, we are well positioned to market our products nationally with a brand firmly rooted in the Kentucky soil.

How our products are different

There are thousands of CBD brands. So what makes Cornbread Hemp so special? There are fewer than 20 brands that offer USDA certified organic CBD products, and our competition is this very top of the market. Of these brands, only Cornbread Hemp offers a unique brand story that stretches back to the origins of Kentucky hemp in 1775.


CORN
BREAD
WHOLE PLANT
CBD OIL

How we became a successful brand

Our business is split about 50-50 between online sales and retail accounts. Each of these sales channels requires a different strategy for success.

For online shoppers, we have implemented a loyalty and referral program, a monthly subscription service, and a payment plan option. Our PR campaigns draw traffic to our site, and with that data we are able to create lookalike audiences on platforms like Facebook.


ONLINE
MARKETING INITIATIVES
PR CAMPAIGNS
features in local/regional news spots, op-ed articles in national publications, whole foods magazine, high times magazine.
FACEBOOK AD CAMPAIGNS
retargeting and lookalike audiences.
EMAIL MARKETING
educational emails, sales and holiday focused emails.
LOYALTY AND REFERRAL PROGRAM
lowest acquisition cost and return customers.
DIRECT MAIL CAMPAIGNS
CORNBREAD

For retail accounts, the key has been developing relationships with owners, managers, and wellness buyers. They need to know that Cornbread Hemp is a stable brand with a quality product that their customers can trust.

This trust isn't built overnight, but over time Cornbread Hemp has proven to be a successful partner with natural health food stores, pharmacies, and higher-end groceries in our region.


RETAIL
MARKETING INITIATIVES
RETAIL SUPPORT PROGRAM
displays, literature, promo's, & staff training.
PARTNERSHIP FACEBOOK ADS
introducing our brand to retailers' FB followers.
PARTNERSHIP PR CAMPAIGNS
co-hosted news stories/articles with retailers.
INFLUENCER ACTIVATION CAMPAIGNS
influencer visits store and highlights CBH.
DISTRIBUTOR AND BROKER PARTNERSHIPS
expand rapidly with distributors.
DIRECT MAIL CAMPAIGNS
USDA ORGANIC CBD OIL MADE IN KENTUCKY
CORNBREAD

Now, it's time to double down

At its peak in 2019, the CBD market had thousands of brands clamoring for customers and shelf space. Because of the lack of FDA regulations, there's been some very noteworthy bankruptcies in the CBD industry. With the onset of the Coronavirus economy, there will be even more.

Of those thousands of CBD brands, maybe 20 offer USDA certified organic CBD products. Cornbread Hemp is now positioned to own a sizable share of the certified organic CBD market by being an authentic brand with a secure supply chain of the highest quality hemp on Earth.

Here's the plan

Our plan is to spend the money we raise on Wefunder on inventory, payroll, and marketing to get Cornbread Hemp to the next level. We hope to achieve nationwide brand recognition by the end of 2020.



MILESTONES / USE OF FUNDS
2020 Q1
USDA organic products
Become profitable
2020 Q2
Begin affiliate program
Launch crowdfund campaign
2020 Q3
First 50+ store retail account
Launch new set of products
2020 Q4
Major PR push
First major sponsorship
CORNBREAD
FOR FIRST $50K
33% PAYROLL & STAFF EXPANSION
33% MARKETING INITIATIVES
33% INVENTORY EXPANSION / R&D
$50K TO $107K
25% PAYROLL & STAFF EXPANSION
25% INVENTORY EXPANSION / R&D
50% MARKETING INITIATIVES
* These are forward looking figures that cannot be guaranteed. *

Investor Q&A

– COLLAPSE ALL

What does your company do?

Cornbread Hemp provides Kentucky-grown USDA certified organic CBD oils and other full spectrum hemp wellness products that are shipped directly to customers from our website as well as distributed to top-tier health food stores, pharmacies, and co-ops across America.

Where will your company be in 5 years?

Cornbread Hemp hopes to be the go-to CBD brand for every age group from Boomers to Millennials, and their pets. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account (50+ stores) that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers like Fresh Market, Whole Foods, and more.

Why did you choose this idea?

Cornbread Hemp's story starts in 1775 with the first hemp crop planted in Kentucky. After WW2, a group of outlaws known as the Cornbread Mafia kept these hemp traditions alive until in the 1980s, when they were arrested across 10 states with 200 tons of marijuana. Through this story, Cornbread Hemp brings authenticity to the CBD industry.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

A few years ago, the CBD industry didn't exist. When the gates opened, thousands of CBD brands flooded in.

Many of those brands counted on the FDA to issue regulations for their business plans to work, but those regulations have yet to come. Consequently, many brands failed, leading to some noteworthy bankruptcies in the hemp industry, despite continued growth in the CBD market.

By pursuing USDA organic certification instead of banking on FDA regulations, Cornbread Hemp is better positioned than its competition to weather the current storm. When the FDA finally issues regulations, Cornbread Hemp will be positioned to capture a large portion of the CBD market, worth $10 billion by 2024, according to Hemp Industry Daily.

How far along are you? What's your biggest obstacle?

In 12 months, we turned an investment of $100,000 into $300k+ in revenue by becoming a recognizable brand that our customers trust.

In 2019, we launched product on April 1, were featured in the November issue of High Times Magazine, and grew our sales from $20K to $30K per month while rebuilding our supply chain to implement organic products.

In January 2020, we began a PR push to re-introduce ourselves with our USDA-certified organic products, which have helped our reputation and revenue.

Our biggest obstacle today is the lack of FDA regulations because this situation prevents us from better educating our customers about the benefits of our products and keeps major retailers on the sidelines.

Who competes with you? What do you understand that they don't?

There are thousands of CBD brands. Of those, fewer than 20 offer USDA certified organic CBD products. Our competition is this very top of the market.

What we understand that they don't is:
-Branding: Our brand story grants us a unique level of authenticity.
-Sustainability: We source our CBD exclusively from outdoor-grown organic hemp, not greenhouses.
-Marketing: By applying bourbon marketing techniques, we gain a new way to talk about our products that our audience understands.

How will you make money?

We will continue to build an aggressive omni-channel approach to growth. Our primary focus for 2020 will be to expand our retail presence across the Midwest and Southeast regions with natural health food stores. Currently, we are focusing on Chicago, Indianapolis, Louisville, Nashville, and Atlanta. Our business is split about 50-50 between direct-to-consumer sales online and retail sales at the store level. As we continue to expand our retail presence, we will look to partner with more trusted wellness providers, retailers, and social influencers to increase brand awareness and ultimately both online and retail sales. Furthermore, we will aggressively seek to increase awareness in our target markets via local news and other publications.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Risk 1: FDA never issues regulations, which prevents major retailers from stocking CBD, which causes the CBD market to shrivel on the vine.

Risk 2: Coronavirus's effect on the economy causes the CBD industry irreparable harm due to a sharp dip in consumer spending.

Risk 3: We are forced out of the market by vertically integrated competition who have better margins than we currently do, and who may be able to offer our product at a better price.

If we fail, it's because we didn't gain enough market share because of Risk 1, Risk 2, or Risk 3.

To succeed, we need to become the trusted go-to in the CBD industry, widely known as "the good stuff."

Join **474,219** investors who funded **358** startups with over **$127.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable NPR Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/cornbreadhemp/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding and A offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.